EXHIBIT 99.37

F O R   I M M E D I A T E   R E L E A S E

All amounts are in United States dollars, unless stated otherwise.

Alamos Achieves Record Fourth Quarter Gold Production of 67,800 Ounces,

Reaches 2012 Guidance of 200,000 Ounces and Outlines 2013 Plans

Toronto, Ontario – (January 8, 2013) Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) today reported record fourth quarter and annual gold production, achieving its production guidance for the year of 200,000 ounces of gold. The Company also provided guidance on 2013 production and operating, development and exploration budgets.

Fourth Quarter and Full Year 2012 Operating Results

Gold Production

“We posted strong production growth in 2012 with the start-up of our gravity mill to process high-grade ore and achieved our production guidance of 200,000 ounces of gold for the year. In the fourth quarter alone, we produced a record 67,800 ounces. Just as important, we maintained outstanding margins through our continuing success as a leading low-cost producer, with cash operating costs for the year, exclusive of the 5% royalty, expected to be below $360 per ounce. This has enabled us to continue to generate tremendous cash flows, which has set us up to self-finance development of our Turkish projects,” said John A. McCluskey, President and Chief Executive Officer.

In the fourth quarter of 2012, the Mulatos Mine (“Mulatos”) produced a record 67,800 ounces of gold, 41% higher than the previous quarterly production record of 48,200 ounces. Cash operating costs (exclusive of the 5% royalty) have not been finalized, but are expected to be at or below $360 per ounce for the year. Gold production in the fourth quarter benefited from higher than budgeted throughput and grade from the gravity mill, which is processing ore from the Escondida high grade zone. In addition, quarterly crusher throughput achieved record levels averaging 17,900 tonnes of ore per day (“tpd”).

Mill production from the Escondida high grade zone continued to improve in the fourth quarter of 2012, with throughput of 630 tonnes per day exceeding budgeted levels. Ore mined and milled from the Escondida high-grade zone during the quarter averaged 14.1 grams per tonne of gold (“g/t Au”), surpassing the budgeted annual mill grade of 13.4 g/t Au.

Total crusher throughput in the fourth quarter of 2012 averaged a record 17,900 tpd; above the annual budgeted rate of 17,500 tpd and 12% higher than 16,000 tpd in the same period last year. Higher crusher throughput was achieved through a reduction in downtime resulting from improved maintenance practices. For 2012, crusher throughput averaged 16,000 tpd.

The grade of the crushed ore stacked on the leach pad (excluding mill tails) in the fourth quarter was 1.20 g/t Au; significantly higher than the full year budgeted grade of 1.00 g/t Au, as a result of continued positive grade reconciliations relative to the block model on which the budget is based.

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The ratio of ounces produced to contained ounces stacked or milled (“recovery ratio”) was 72% in the fourth quarter of 2012. The recovery ratio in the fourth quarter benefitted from gold production deferred from the third quarter as a result of dilution on the heap leach pad during the rainy season.

Key operational metrics and production statistics for the fourth quarter and full year 2012 compared to the same periods of 2011 are presented in Table 1 at the end of this press release.

Gold Sales

Alamos sold 62,516 ounces of gold in the fourth quarter of 2012 for record quarterly revenues of $106.9 million, a 50% increase from revenues of $71.1 million in the same period of 2011. For 2012, the Company sold 197,516 ounces of gold for record annual revenues of $329.4 million, 45% higher than revenues of $227.4 million in 2011.

2013 Guidance

The Company anticipates producing between 180,000 and 200,000 ounces of gold in 2013 at a cash operating cost of $415 to $435 per ounce of gold sold, excluding a 5% royalty. If the 5% royalty is included, and assuming a $1,700 gold price, total cash costs are expected to be between $500 and $520 per ounce of gold sold.

The following parameters underlie the 2013 production forecast and operating cost estimate:

-	Combined gold recovery of 75% (heap leach ore, 70% recovery; mill ore, 90% ultimate recovery)
-	Throughput: 17,500 tpd (includes 500 tpd from the gravity mill)
-	Average grade: heap leach ore 0.98 g/t Au; mill ore 11.0 g/t Au
-	Waste-to-ore ratio of 0.64:1
-	Mexican peso: United States dollar foreign exchange rate of 13:1

The Company expects these parameters to fluctuate during 2013; accordingly, they should be treated as full-year averages that do not necessarily reflect quarterly operating results.

The higher cash operating cost guidance for 2013 compared to 2012 results mainly from inflationary pressures on key input costs, including labour, diesel, and cyanide. In addition, the budgeted grade of mill ore of 11.0 g/t Au in 2013 is lower than the budgeted grade of 13.4 g/t in 2012.

“We remain dedicated to maximizing efficiency in every aspect of our operations, and uncompromising in our commitment to health and safety,” said Manley Guarducci, Vice President and Chief Operating Officer. “In particular, in 2013 we will concentrate on improving crusher throughput, where we made important strides during the course of 2012.”

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2013 Mexico Operating and Development Budget

The 2013 Mulatos capital and development budget is $40.7 million and includes the following key items:

Mexico	2013 Budget (millions)

San Carlos and Escondida underground development	$10.7
San Carlos and El Victor earthworks	$ 8.6
Total Development	$19.3

Mobile equipment	$ 8.2
Leach pad expansion	$ 2.2
Crusher/gravity mill	$ 2.8
Other sustaining capital	$ 8.2
Total Operating	$21.4

Total Operating and Development Capital	$40.7

Development spending in 2013 will be focused on underground development of the San Carlos and Escondida North areas, in order to access high grade ore to provide gravity mill feed. In addition, approximately $8.6 million will be invested in the construction of an access ramp from the Estrella portion of the Mulatos Pit to the El Victor and San Carlos deposit areas and the pre-stripping of approximately three million tonnes of waste rock.

Operating capital in 2013 includes $8.2 million for component changes and mobile equipment purchases. Leach pad expansion costs include approximately $1.2 million for a pumping station to accommodate the expanded leach pad design as well as $1.0 million for inter-lift liners. Capital spending on the crushing circuit and gravity mill is expected to be $2.8 million, and other sustaining capital is budgeted to be $8.2 million.

2013 Mexico Exploration Budget

Exploration spending in Mexico in 2013 is expected to be $10.6 million, of which approximately 65% will be expensed.

The locations of the Company’s regional exploration targets within the Mulatos District are presented in Figure 1 at the end of this press release.

A minimum of 72,000 metres (“m”) of reverse-circulation (“RC”), directional drilling and core drilling is planned at Mulatos in 2013, focusing on the following targets:

•	San Carlos Northeast – 7,000 m
•	East Estrella – 2,000 m
•	El Realito – 3,500 m
•	Compadres – 2,800 m
•	Mulatos Mine area (Escondida, El Victor North, and El Victor South) – 22,800 m

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In addition to the drill programs outlined, the Company has a large reconnaissance-level exploration program planned for 2013 to assess several regional grassroots targets, including parts of Puerto del Aire, La Dura, Compadres East, El Halcon, Ostimuri and other generative targets.

2013 Ağι Dağι, Kirazlι and Çamyurt (Turkey) Development Budget

In Turkey, the 2013 development budget of $69.3 million includes costs incurred to complete engineering assessments and begin construction of the Kirazlι project. Development spending is detailed in a Pre-feasibility Study on the Turkish projects, which was released in June 2012.

Capital Expenditures – Turkey	2013 Budget (millions)
Kirazlι – engineering, procurement, and construction management	$36.6
Ağι Dağι – Front End Engineering and Design (FEED)	$4.1
Capitalized administrative costs	$7.0
Reservoir – water supply studies and partial construction	$11.0
Other development capital	$10.6
Total	$69.3

The Company expects to capitalize most costs associated with the development of its Turkish assets during 2013.

2013 Ağι Dağι, Kirazlι and Çamyurt (Turkey) Exploration Budget

The Company’s 2013 exploration budget for its Ağι Dağι, Kirazlι and Çamyurt projects in Turkey is $11.0 million, of which approximately 35% will be expensed.

The Company is committed to aggressively drilling the Çamyurt project to bring mineral resource ounces into mineral reserves in 2013 in order to fast-track the project toward production. Exploration activities will also involve definition and expansion drilling at the Ağι Dağι and Kirazlι resource areas and drill testing grassroots targets on the concessions. The locations of the Company’s regional and near-mine exploration targets in Turkey are presented in Figure 2.

In 2013, the Company plans to complete a minimum of 31,700 m of drilling in Turkey and focus on these targets:

•	Çamyurt infill – 4,300 m
•	Baba and Deli (Ağι Dağι) infill and expansion – 7,000 m
•	Ihlamur, Fire Tower, and Aye Tepe (Ağι Dağι) expansion – 6,800 m
•	Kirazlι infill, expansion, and condemnation – 6,300 m
•	Rockpile (Kirazlι) definition – 1,600 m
•	Iri, Kale, and Catalkaya (Kirazlι) exploration – 5,700 m

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Qualified Person

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Ağι Dağι and Kirazlι exploration programs are conducted under the supervision of Charles Tarnocai, PhD in Geology, Alamos’ Vice President of Exploration and Corporate Development. Mr. Tarnocai is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs over 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $350 million cash on hand, is debt-free, and unhedged to the price of gold. As of December 31, 2012 Alamos had 120,871,408 common shares outstanding (125,531,708 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman

Vice President, Investor Relations

(416) 368-9932 x 401

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per

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ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Table 1: Production Summary & Statistics (1, 2)

Production summary	Q4 2012	Q4 2011	YTD 2012	YTD 2011

Ounces produced (1)	67,800	46,500	200,000	153,000

Crushed ore stacked on leach pad (tonnes) (2)	1,590,000	1,467,000	5,646,000	5,164,000
Grade (g/t Au) (2)	1.20	1.33	1.19	1.31
Contained ounces stacked	61,300	62,970	216,000	217,030

Crushed ore milled (tonnes)	57,800	-	176,500	-
Grade (g/t Au)	14.12	-	12.49	-
Contained ounces milled	26,200	-	70,900	-

Ratio of total ounces produced to contained ounces stacked and milled	78%	74%	70%	71%

Total ore mined (tonnes)	1,619,000	1,475,000	5,786,000	5,327,000
Waste mined (tonnes)	822,000	612,000	3,360,000	3,486,000
Total mined (tonnes)	2,441,000	2,087,000	9,146,000	8,813,000

Waste-to-ore ratio	0.51	0.41	0.58	0.65

Ore crushed per day (tonnes) – combined	17,900	16,000	16,000	14,100

(1)

Reported gold production for Q4 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

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Figure 1: Mexico – Regional Exploration Targets

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Figure 2: Turkey – Regional Exploration Targets

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